FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 November 2010

HSBC HOLDINGS PLC
INTERIM MANAGEMENT STATEMENT

HSBC Holdings plc (HSBC) will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement and the third quarter results of its principal operations in the United States ('US'), HSBC Finance Corporation and HSBC Bank USA Inc., whose formal SEC 10-Qs will be available at Investor Relations on www.hsbc.com shortly after 08.15 GMT (in London). The trading update call will take place at 12.00 GMT (in London), and details for participating in the call and live audio webcast can be found at Investor Relations on www.hsbc.com and at the end of this statement.

The slides accompanying this Interim Management Statement are available to view and for download at: http://www.hsbc.com/1/2/investor-relations/financial-info

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/6890V_-2010-11-5.pdf

HSBC INTERIM MANAGEMENT STATEMENT

At the end of the third quarter, HSBC's pre-tax profits for the year to date remained well ahead of 2009[1]. Pre-tax profits for Q3 2010 were also well ahead of Q3 2009, although the run rate achieved was lower than in the first half of 2010.

The balance of earnings in the quarter reaffirmed the benefits of our universal banking model and the sustainability of our strategy. Personal Financial Services continued to perform ahead of our expectations, driven by lower loan impairment charges. In Commercial Banking, the principal source of revenue growth compared with the preceding quarter came from strong levels of economic activity centred on emerging markets, and lower loan impairment charges drove improved profitability year on year. Global Banking and Markets' performance in the quarter was robust, although trading activity was lower, reflecting seasonal factors and more subdued market sentiment and conditions. Outside North America, profitability remained well spread, with Asia accounting for the largest share of pre-tax profits in the quarter.

Credit experience continued to improve, with quarterly loan impairment charges reaching their lowest level since early 2007. Loan impairment charges were lower in all regions and customer groups compared with Q3 2009. As in the first half of the year, the US accounted for the largest share of the improvement in the quarter, with delinquency volumes declining as loan balances were managed down and early-stage delinquency improved, most notably in the cards business.

In a period of uneven economic growth and patchy demand for credit, HSBC continued to enhance its strong position in emerging markets through its ability to connect customers across national and regional borders. We made good headway in winning new customers, with Commercial Banking and Premier customer numbers growing in line with the first half run-rate. We announced the acquisition of the retail and commercial banking businesses of The Royal Bank of Scotland Group in India, which we expect to complete in the first half of 2011, and we completed the divestment of the British Arab Commercial Bank and announced the sale of Eversholt Rail Group, with the transaction expected to complete in Q4 2010.

Overall, lending to customers was ahead of levels at the end of both 2009 and the first half of 2010, despite continuing to manage down our US consumer finance business and certain other higher risk retail portfolios in Latin America and the Middle East. Building on progress in the first half of the year, we expanded customer lending in each of our emerging market regions during the quarter and we increased our cross-border trade revenues. Muted demand for credit, reflecting concerns over the US recovery and measures taken to address European fiscal and debt burdens, meant revenues in developed markets remained generally constrained. This was also reflected in a less buoyant trading environment which, together with lower balance sheet management income, contributed to a reduction in total Group revenues for Q3 2010 and the year to date compared with the equivalent periods in 2009.

Underlying costs for the year to date grew slightly year on year, after adjusting for the one-off pension gains and the effect of the UK and French payroll taxes on 2009 bonuses paid in 2010. This growth reflected our continuing investment across the Group, adding new relationship managers and other customer-facing staff in target markets and investing in our operational infrastructure in order to improve cost efficiency and customer experience.

As noted in our interim results, the internal sale of HSBC Bank Canada generated a tax charge in the US which substantially increased the Group's effective tax rate in Q1 2010, but this was expected to return towards more normal levels on a full year basis. This remains our expectation and the tax charge in Q3 2010 has contributed towards a lower effective tax rate.

Through a combination of underlying profit generation and the lower effective tax rate, we continued to generate capital at a strong rate during the quarter, again comfortably exceeding dividends attributable to ordinary shareholders. Given the uncertainty over the timetable and implementation of the Basel III rules by regulators around the world, we continue to take a deliberate and consistently conservative approach to capital and liquidity management, particularly in light of further deliberations regarding capital surcharges for systemically important institutions. Our tier 1 ratio increased from 11.5 per cent to 12.1 per cent and our core tier 1 ratio increased from 9.9 per cent to 10.5 per cent. We also maintained our ratio of customer advances to deposits at under 80 per cent. On 1 November, the Board declared a third interim dividend of US$0.08 per ordinary share, in line with our stated policy. This brings the total for the year to date to US$0.24 per ordinary share.

Strong growth in Hong Kong and Rest of Asia-Pacific

Despite some slowing of momentum in mainland China over the summer, Asian economies remained a key driver of global growth with robust domestic expansion and strong trade and investment flows across and beyond the region. HSBC's profitability for Q3 2010 and the first three quarters was well ahead of the comparable periods in 2009, with our own operations performing strongly throughout the region and an increasing profit contribution from our local associates. Following the steady growth in assets which we delivered in the first half of the year, revenues rose during the quarter. We continued to expand our asset base, with growth broadly spread across our key markets and customer groups.

In Commercial Banking, our businesses in both Hong Kong and Rest of Asia-Pacific grew lending strongly in the quarter. Trade revenue growth was strongest in greater China, and we reinforced our leadership position in renminbi trade services, where we offer the widest coverage of any international bank in mainland China and in November we became the first international bank to complete RMB-denominated trade settlements across six continents. Global trade growth also facilitated an increase in referrals between Asia and other developing and developed regions. In Personal Financial Services, we remained the market leader in Hong Kong in deposits, mortgages and credit cards. In life insurance, we retained the number one position in Hong Kong measured by new business annualised premiums and our joint venture in India became a top ten life insurer among private providers in the country.

Demand in Latin America picking up

Latin American economies generally continued to perform strongly during the quarter and HSBC's profitability for Q3 2010 and the year to date was strongly ahead of the comparable periods in 2009, primarily as a result of lower loan impairment charges. In Brazil and Argentina, appetite for credit among business customers demonstrated confidence in the economic recovery. As a result of running down the higher-risk personal lending portfolios, coupled with tighter deposit spreads and lower transaction volumes in Mexico, total revenues in the three quarters were lower than the comparable period of 2009 but insurance revenues were higher.

Improvement in the Middle East

Within the Middle East, the economic backdrop continued to improve and business confidence increased across the region. In Dubai, considerable progress was made in restructuring troubled credit exposures and the economy began to benefit from higher trade volumes. HSBC's performance in Q3 2010 was significantly ahead of Q3 2009, driven by much better credit experience which was reflected in improved delinquency trends and the non-recurrence of significant loan impairment charges. Year-to-date profitability was behind the comparable period in 2009, with lower revenues in Personal Financial Services following the reduction of exposure to certain higher risk portfolios. In Commercial Banking, we increased lending balances during the quarter and grew our market share in trade, leading to strong trade-related revenues.

Broad-based earnings in Europe

The UK economy continued to improve during the quarter although the level of activity remained depressed. Confidence among households and businesses, and therefore appetite for credit, remained subdued while the impact of the government's spending review remained uncertain. In Continental Europe, economic conditions continued to polarise between the recovering and the more heavily indebted economies. Given the effect of economic uncertainty, lower trading activity and lower Balance Sheet Management revenues, HSBC's profitability for Q3 2010 and the three quarters was lower than in the comparable periods of 2009. However, both Personal Financial Services and Commercial Banking delivered pre-tax profits well ahead of the comparable periods of 2009, driven by underlying revenue growth and lower loan impairment charges.

These strong results were substantially driven by the UK, where HSBC continued to build on its strong retail earnings base. As a result of targeted marketing, we increased market share of new mortgage lending on the previous quarter, while maintaining conservative loan to value ratios. In Commercial Banking, we further increased international revenues and expanded lending to customers during the quarter, although this was partly offset by existing customers paying down debt in response to the uncertain economic outlook.

Continued improvement in North America

In the US, economic recovery progressed at a slower rate than many had expected earlier in the year, the unemployment rate was high and the outlook for house prices remained uncertain. However, our loan impairment charges continued to decline. In the US run-off portfolios, we reduced gross lending balances by a further US$7.5 billion to US$61.3 billion. This reduction, which was ahead of our expectations at the beginning of the year, was assisted by the sale of our remaining vehicle finance run-off portfolio of US$4.3 billion. We were further encouraged by the fact that US pre-tax losses for both the quarter and the first nine months were significantly lower than in 2009 despite adverse movements in the fair value of non-qualifying hedges used to economically hedge floating rate debt issued by HSBC Finance.

Total revenues and loan impairment charges for North America in Q3 2010 and the year to date were both markedly lower than in the comparable periods of 2009. The year-to-date profitability of our cards business remained well ahead of results in 2009 while balances reduced, in part as customers paid down debt. In Commercial Banking, we continue to focus on building our core proposition to mid-size international companies based on the West coast and in Texas and Florida.

In October 2010, certain large US mortgage servicers announced investigations into their internal servicing operations. As reported, these investigations centred around foreclosure processing and, shortly thereafter, these servicers also announced the temporary national suspension of foreclosure activity. We, as well as many other servicers, are responding to applicable enquiries and, in certain instances, the Attorneys General and other regulators have requested that foreclosure proceedings be placed on hold, pending review by each servicer of its practices. Based on our review to date, we have found no systemic concerns with our processes and, as a result, we have not suspended foreclosures. If suspensions continue in the US generally, there could be an extended delay in the processing of foreclosures, which could have an adverse impact upon house prices which may lead to increases in loan impairment charges and losses on foreclosed properties.

It is encouraging to note the considerable progress that HSBC has made since we began to run off parts of our portfolios in the US in early 2007. Gross lending balances in the consumer finance run-off portfolios have reduced by over half or US$64.2 billion since that time. The Group remains fully committed to providing all necessary support to HSBC Finance Corporation to enable it to run-off its Consumer Lending and Mortgage Services businesses in a controlled manner and to meet all its commitments.

Global Banking and Markets performance in line with our expectations

In Global Banking and Markets, year-to-date revenues from emerging markets remained robust, we were named Euromoney's Best Emerging Markets Bank and we provided financing and advisory services for a number of significant cross-border projects, notably in the energy and infrastructure sectors. This is encouraging for the future and underlines the strength and balance of HSBC's emerging markets-led and financing-focused strategy.

During a quarter in which the markets experienced reduced volumes and tighter margins, our trading revenues were lower year on year but still remained high by historical levels. As we had forecast, Balance Sheet Management revenues in Q3 2010 and the year to date were also lower than in the comparable periods in 2009.

We continued to make good progress in primary and secondary equity capital markets where, despite increasing competition and lower client appetite, we made market share gains year on year, especially in Asia-Pacific excluding Japan and Australia. We maintained our top ranking for bonds in Asia-Pacific excluding Japan and for Asian local currency bonds, and made market share gains in Asian M&A year on year. In Latin America, we also responded to strong demand in the debt and M&A markets. Despite the continuing low interest rate environment, year-to-date revenues in Securities Services and Payments and Cash Management remained robust, as fee income improved.

In aggregate, Global Banking and Markets pre-tax profits for Q3 2010 and the year to date remained strong by historical standards and were second only to last year's exceptional performance. For the year to date, the reduction in profitability compared with the comparable period of 2009 remained broadly consistent with the trends we experienced in the first half. Employee expense (excluding payroll taxes levied on 2009 bonuses) as a percentage of net operating income (after loan impairment charges and other credit risk provisions) remained consistent with the full year 2009.

During the quarter, the available-for-sale (AFS) portfolio of asset-backed securities (ABS) continued to perform in line with our expectations and the guidance previously given. The deficit on the AFS ABS reserve further reduced to US$7.0 billion, reflecting amortisations as expected and price increases on certain ABSs.

Net inflows from emerging markets in Private Banking

In Q3 2010, Private Banking pre-tax profits were significantly ahead of Q3 2009 due to the non-recurrence of a significant loan impairment charge, while year-to-date performance was broadly in line year on year. HSBC continued to attract net new money inflows, principally from customers in emerging markets.

Group Chief Executive Michael Geoghegan, said:

"The global economy is in better shape than many expected a year ago, and I am pleased to report that HSBC's performance in October was in line with third quarter trends. But, while fears of a double-dip in the West may be overplayed, the passage from downturn to upturn is clearly taking longer than previous cycles.

"Our latest data from emerging markets points to a slowdown in the rate of recovery and the likelihood of some bumps in the road ahead. However, we believe the long-term fundamentals for emerging economies are as compelling as ever. It remains our conviction that growth there will outpace the developed world for the foreseeable future.

"Turning to regulation, the recent Basel Committee agreement on bank capital and the G20 statements underline what policymakers can achieve by working together. It is now vital that we continue to implement change globally - on a consistent basis and to the same timetable - to avoid competitive and economic distortions. In view of our existing financial strength and our ability to generate capital within the business, we are confident that HSBC will be able to meet the Basel III requirements in full and maintain its hallmark capital strength.

"We believe policymakers must focus on making banks less systemically damaging should they fail. But this is not the same as making them smaller. Financial stability and customer needs are best achieved by making capital requirements proportionate to the riskiness of an institution's business model, by improving the transparency of risks within the system, and by enhancing supervision of both management and system-wide risks as they emerge. It is also clear that we have to review and enhance recovery and crisis resolution planning - at both firm and country level.

"At the national level also, it is very important to maintain a level playing field globally - to avoid the unintended consequences of regulatory arbitrage on the wider economy. It is therefore of some concern that the EU and UK appear to be going further than others in contemplating measures which would have a wider global impact. Along with many other international banks, HSBC already complies with the Financial Stability Board's global principles on remuneration. If the EU takes those principles further and applies additional requirements to European firms operating in emerging markets, it would place those firms at a disadvantage to their regional competitors and to those based in North America. In the UK, a levy on the global balance sheets of UK-headquartered banks effectively places a tax on their emerging market growth and has a similar effect. Policymakers should therefore consider the likely long-term consequences of changes to the competitive landscape as they finalise legislation.

"HSBC's sustained profitability throughout the crisis also supports our view that the financial system benefits from banks that are broad enough and strong enough to cope. Diverse business models enable banks to remain open for business during a crisis while generating appropriate risk-adjusted returns for shareholders over the cycle, reducing systemic risk.

"Finally, it has been my great privilege and pleasure to serve HSBC's shareholders and customers as Group Chief Executive since 2006 and as an employee for 37 years. I know that HSBC has the right strategy in place to navigate the economic uncertainty ahead and the appropriate capital strength and Group structure to adapt to regulatory change. As Stephen and I prepare to hand over to the next generation of leadership, I know that HSBC is in the very best hands for all of our stakeholders and I remain excited about its future."

Items of note:

•
Underlying basis: performance is measured internally on a like-for-like basis by eliminating the effects of foreign currency translation differences, acquisitions and disposals of subsidiaries and businesses and fair value movements on own debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This is referred to as underlying performance.

•
Credit spreads narrowed in Q3 2010, reversing previous gains recorded, resulting in negative movements on HSBC's own debt recorded at fair value of US$0.9 billion. This compared with a negative movement of US$3.5 billion in Q3 2009. These movements are reflected in the 'Other' segment, are not allocated to customer groups and are not included in regulatory capital calculations. They will fully reverse over the life of the debt and do not form part of managed performance.

Conference Call for Analysts and Investors - Details

The conference call, which will also be a live audio webcast, will be held from 12:00 noon to 13:00 GMT and is being hosted by Michael Geoghegan - Group Chief Executive, accompanied by Douglas Flint - Chief Financial Officer, Executive Director, Risk and Regulation, Stuart Gulliver - Chairman, Middle East and Global Businesses, and Niall Booker - Chief Executive Officer, North America Holdings Inc.

The conference call is accessible by dialling the following local telephone numbers:

UK:	+44 (0)20 7138 0815
UK toll free:	0800 559 3272

USA:	+1 718 354 1359
USA toll free:	1866 239 0753

Hong Kong:	+852 3002 1615
Hong Kong toll free:	800 933 519

Password:                               HSBC

Restrictions may exist when accessing freephone/toll free numbers using a mobile telephone.

The live audio webcast can be accessed through: http://www.hsbc.com/1/2/investor-relations/financial-info

Recording
A recording of the conference call will be available from close of business on Friday, 5 November 2010 until 5 December 2010.

Local replay access telephone numbers are:
UK (local):	+44 (0)20 7111 1244
UK toll free:	0800 358 7735
USA (local):	+1 347 366 9565
USA toll free:	1866 932 5012
Hong Kong (local):	+852 3011 4669

Replay code:	7472944#

From 5 November 2010, the replay will also be accessible on HSBC's website by following this link: http://www.hsbc.com/1/2/investor-relations/financial-info.

For further information, please contact:
Media Relations	Investor Relations
Robert Bailhache	Alastair Brown
+44 (0) 20 7992 5712	+44 (0) 20 7992 1938
Gareth Hewett	Robert Quinlan
+ 852 6792 8195	+ 44 (0) 20 7991 3643
Patrick McGuinness	Hugh Pye
+ 852 3663 6883	+ 852 2822 4908

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

[1] All commentary is on an underlying basis unless otherwise stated. See definition on page 10.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 5 November 2010